

January 11, 2017

Robert D. Ravnaas
Chief Executive Officer and Chairman
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

>**Re: Kimbell Royalty Partners, LP**
>**Registration Statement on Form S-1**
>**Filed January 6, 2017**
>**File No. 333-215458**

Dear Mr. Ravnaas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 74

1.   In response to prior comment 4, you provided disclosure stating that your predecessor will repay its credit facility using the proceeds it receives from this offering. Please also provide similar language as part of your use of proceeds disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 4 – Pro Forma Supplemental Oil and Gas Reserve Information, page F-11

2.   We have reviewed your response to prior comment 5. As your quantities of natural gas liquid represent 10.6% of total proved reserves as of December 31, 2015, they appear to be significant and should be separately disclosed consistent with FASB ASC 932-235-50-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

<u>Closing Comments</u>

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. If you have questions about engineering comments, you may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Joshua Davidson
   Baker Botts L.L.P.